

February 13, 2009

Mr. Allan J. Kent
Chief Financial Officer
GeoGlobal Resources Inc.
Suite 310, 605 – 1st Street S.W.
Calgary, Alberta
Canada T2P 3S9

> **Re: GeoGlobal Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed June 10, 2008**
> **Response Letter Dated January 16, 2009**
> **File No. 1-32158**

Dear Mr. Kent:

We have reviewed your response letter and amended filing, and we have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 10(e) to the Financial Statements, page FS91

1. Please explain to us why the Consulting Fees pertaining to the compensation cost for stock-based compensation arrangements with Vincent Roy of Amicus Services for the year ended December 31, 2007 were apparently a negative amount – i.e. ($116,426). We may have further comment upon receipt of your response. In that regard, it does not appear that you filed have the agreement underlying those compensation arrangements.   Please advise or file that document as an exhibit to your Form 10-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Lucas at (202) 551-5798 or me at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: William S. Clarke, Esq. (609) 737-3223